FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Board Authorizes Own Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 21, 2008, in Kyoto, Japan

Nidec Board Authorizes Own Share Repurchase

Nidec Corporation (NYSE: NJ) announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Reason for Share Repurchase

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment.

Details of Share Repurchase

1. Class of shares: Common stock

2. Total number of repurchaseable shares: Up to 5,000,000 shares

(3.45% of total number of shares issued)

3. Total repurchase amount: Up to 25 billion yen

4. Period of repurchase: Between November 25, 2008 and November 24, 2009

Reference

Total number of shares issued and treasury stock as of November 20, 2008:

•

Total number of shares issued (excluding treasury stock):
144,504,108 shares

•

Treasury stock:
570,972 shares

Disclaimer Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on Nidec's current expectations, including statements regarding Nidec's plans and expectations with respect to its share repurchase program. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to: future alternative uses for cash, future competing investment opportunities and general economic, business and market conditions. Nidec assumes no obligation to, and does not currently intend to, update these forward-looking statements.

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